Mail Stop 6010

March 17, 2008

Mark A. Sirgo, Pharm.D.
President and Chief Financial Officer
BioDelivery Sciences International, Inc.
801 Corporate Center Drive, Suite 210
Raleigh, North Carolina 27607

> **Re: BioDelivery Sciences International, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2008**
> **File No. 333-149671**

Dear Dr. Sirgo:

We have limited our review of your filing solely to the following comments pertaining to the number of shares owned by the selling shareholder in the referenced registration statement. Please note that any outstanding issues with respect to this matter must be resolved prior to requesting acceleration of the registration statement.

Selling Stockholder, page 22

1. The disclosure on page 23 indicates CDC IV, LLC owns two million shares of common stock, two warrants to purchase 1,505,120 shares of common stock, and one warrant to purchase one million shares of your common stock. The disclosure for this same stockholder on page 91 of your most recent Form 10-K under Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," indicates that as of March 7, 2008, CDC IV, LLC owned 3,505,120 shares of your common stock. Please advise or revise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call John L. Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017